May 13, 2011
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Barbara Jacobs Laura Veator Stephen Krikorian Matthew Crispino

Re:	Fusion-io, Inc. Registration Statement on Form S-1 Initially filed March 9, 2011 File No. 333-172683
Ladies and Gentlemen:
     On behalf of Fusion-io, Inc. (the “Company”), and in connection with the submission of a letter dated April 18, 2011 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 5, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-172683) filed with the Commission on March 9, 2011 (the “Registration Statement”), we submit this supplemental letter to further address comment 16 of the First Response Letter. For the convenience of the Staff, on behalf of the Company, we are providing to the Staff by overnight delivery copies of this letter.
     We supplementally advise the Staff that, on May 11, 2011, representatives of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, the lead underwriters for the Company’s initial public offering advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $13.00 to 15.00 per share. Prior to May 10, 2011, the Company advises that it had not held specific discussions with the lead underwriters regarding the price range for the initial public offering. The Company will set forth this preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus. The Company anticipates this amendment will be filed prior to the commencement of the road show for the proposed offering, which is currently anticipated to occur on May 23, 2011.
     We supplementally advise the Staff that, as described beginning on page 53 of Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed on May 6, 2011 (“Amendment No. 2”), the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s fair value for purposes of granting stock options. The Board considers numerous objective and subjective factors, including the factors set forth on page 55 of Amendment No. 2 and the most recent valuation report prepared by an independent valuation specialist. The Board also determined that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimates of the business condition, prospects and operating performance of the Company at each valuation date.

Securities and Exchange Commission
May 13, 2011

     The Company granted options to purchase an aggregate of 495,844 shares of common stock to certain employees and advisors of the Company on April 14, 2011. The Company has not granted any other equity awards following that date. At the time these stock option grants were approved, the Board had determined that the fair value of the shares of the Company’s common stock underlying such option grants was $6.76 per share. The Board based its determination of the fair value of the Company’s common stock on a number of factors, including the valuation report as of April 5, 2011 from its independent valuation specialist and on the factors described in Amendment No. 2 and concluded that, as of April 14, 2011, the fair market value of an individual share of the Company’s common stock was valued at $6.76 per share. As noted in the Registration Statement, this valuation had no discount rate for lack of marketability.
     On behalf of the Company, we supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the midpoint of the range of the estimated offering price, $14.00 per share, and the fair value of the Company’s common stock used to grant stock options as of April 14, 2011, $6.76 per share. The Company believes that the difference between the fair value of its common stock on April 14, 2011, as determined by the Board, and the preliminary midpoint of the range of the estimated offering price, as recommended by the underwriters, is the result of the following factors:
•	the increased likelihood of consummating the Company’s initial public offering since April 14, 2011 as a result of the Board’s increased commitment to completing the offering and the successful completion of initial public offerings and aftermarket performance of recent initial public offerings by technology companies;

•	continued and accelerating improvement in the Company’s performance, in particular, continued growth in the Company’s revenue as a result of significant orders from a large strategic end-user customer;

•	the increase in the value of the common stock since April 14, 2011 of the comparable public companies utilized in both the valuation report considered by the Board and those used in determining the initial public offering price range;

•	the use of different comparable public companies by the underwriters in their valuation models as compared to comparable public companies utilized in the valuation report considered by the Board and the different multiples of these companies;

•	the averaging of a discounted cash flow income approach and a market approach utilized in the valuation report considered by the Board as compared to the use of a market approach by the underwriters;

•	general market increases in value of the New York Stock Exchange, Nasdaq, S&P 500 and Dow Jones Industrial Average since April 14, 2011;

•	the differences in the Company’s long term growth rate utilized in considering the initial public offering price, as compared to the Company’s long term growth rate in the discounted cash flow valuation model utilized in the valuation report considered by the Board;

Securities and Exchange Commission
May 13, 2011

•	the Company’s consideration of various objective and subjective factors as described in Amendment No. 2, that were not used in the underwriters’ analysis and modeling; and

•	the estimated offering range reflects a projection of the value of the Company to when the Company anticipates it will price the initial public offering, currently anticipated to be June 8, 2011.
Based upon all the factors discussed above, the Company advises the Staff that the Board appropriately granted options with exercise prices at what it believed was the fair value at the time of grant. However, due to the proximity of the grants on April 14, 2011 to the date of the recommendation of the midpoint of the estimated offering price range, the Company reassessed the common stock fair value as of April 14, 2011. This resulted in a common stock fair value of $10.88 as compared to the $6.76 that was previously determined by the Board.
     The reassessed $10.88 common stock fair value was determined using the same valuation methodology as of April 5, 2011 as disclosed in the Company’s Registration Statement starting on page 54, except for the comparable company multiples of enterprise value to sales used in the market approach. In reassessing the fair value, the Company reconsidered the peer group of companies that was used in April, which yielded an enterprise value to sales multiples with an implied range of 2.37x to 2.94x of forecasted revenues. Based on the Company’s and the underwriters’ review of what the underwriters believed and the Company agreed to be disruptive, high growth technology companies that would be relevant in the current market environment, the revised group of comparable companies yielded an implied range of 4.4x to 5.1x of forecasted revenues, which was used in the determination of the midpoint of the offering price range in May. This resulted in an increase in the calculated enterprise value using the market approach from $576.4 million to $1,288.2 million.
The Company will amend the table on page 54 of Amendment 2 to show the updated common stock fair value and will disclose the above listed factors to describe the discrepancy between the exercise price granted on April 14, 2011 and the preliminary midpoint of the range provided by the underwriters in the next amendment to the Registration Statement.
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Securities and Exchange Commission
May 13, 2011

     Please direct your questions or comments regarding this supplemental letter to me at (650) 493-9300. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Robert G. Day
Robert G. Day

Enclosures
cc (w/o encl.):	David A. Flynn Shawn J. Lindquist, Esq. Fusion-io, Inc.
Larry W. Sonsini, Esq. Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, P.C.
Gordon K. Davidson, Esq. Jeffrey R. Vetter, Esq. James D. Evans, Esq. Fenwick & West LLP